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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15


             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 333-21399


                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
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             (Exact name of registrant as specified in its charter)


                        4400 Post Oak Parkway, Suite 1000
                              Houston, Texas 77027
                                 (713) 403-8000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        Plan Interests in the Willbros Employees' 401(k) Investment Plan*
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            (Title of each class of securities covered by this Form)

                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  [ ]            Rule 12h-3(b)(1)(i)  [X]
         Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(1)(ii) [ ]
         Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(i)  [ ]
         Rule 12g-4(a)(2)(ii) [ ]            Rule 12h-3(b)(2)(ii) [ ]
                                             Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  April 12, 2006                Willbros Employees' 401(k) Investment Plan


                                     By:   /s/ Dennis G. Berryhill
                                        ----------------------------------------
                                         Dennis G. Berryhill
                                         Willbros Employee Benefits Committee


* This Form is filed to report the suspension of the duty of the Willbros Employees' 401(k) Investment Plan to file reports as a result of the Plan's ceasing to offer shares of common stock of Willbros Group, Inc. under the Plan.